UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

2 Ha-Ta’asiya Street

Yokne-am Illit, Israel 2069803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 15, 2022, Wearable Devices Ltd,  (the “Company”) closed its initial public offering (“IPO”) of 3,750,000 units (“Units”), each consisting of one ordinary share, NIS 0.01 par value per share (“Ordinary Shares”), and two warrants to purchase one Ordinary Share each (“Warrants”), pursuant to the Company’s registration statement on Form F-1 (File No. 333-262838), which was declared effective by the Securities and Exchange Commission (“SEC”) on September 12, 2022. The Units were sold at an initial public offering price of $4.25 per Unit. In addition, the Company also issued and sold Warrants to purchase up to 1,125,000 Ordinary Shares at a price of $0.01 per Warrant pursuant to the partial exercise of the over-allotment option. The Warrants have an exercise price of $4.00 per Ordinary Share and may be immediately exercised until September 15, 2027. In connection with the IPO, the Company received aggregate gross proceeds of approximately $16 million, before deducting underwriting discounts and before offering expenses. Aegis Capital Corp. served as sole book-running manager for the IPO, which was conducted on a firm commitment basis. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “WLDS” and “WLDSW”, respectively, on September 13, 2022.

Copies of the underwriting agreement related to the IPO and the form of Warrant are furnished herewith as Exhibit 1.1 and 4.1, respectively, and are incorporated herein by reference. The Company issued press releases announcing the pricing and closing of the IPO on September 12, 2022 and September 15, 2022, respectively. Copies of the press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.
1.1	Underwriting Agreement, dated September 12, 2022, between the Company and Aegis Capital Corp.
4.1	Form of Warrant.
99.1	Press release issued by Wearable Devices Ltd dated September 12, 2022, titled “Wearable Devices Ltd. Announces Pricing of $16 Million Initial Public Offering.”
99.2	Press release issued by Wearable Devices Ltd. dated September 15, 2022, titled “Wearable Devices Ltd. Announces Closing of $16 Million Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 22, 2022	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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